15045376

PUBLIC

xi 2/19/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27120

SEC Mail Processing Section
FEB 18 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert A. Stanger & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad Street, Suite 201
(No. and Street)

Shrewsbury	NJ	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin K. Hull, Chief Compliance Officer, (949) 478-4855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant (Independent Registered Public Accounting Firm)
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin T. Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Company, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.

Signature

President

Title

Catherine F. Floyd

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert A. Stanger & Company, Inc.

Statements of Financial Condition

December 31, 2014 and 2013

PKF
O'CONNOR
DAVIES

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Robert A. Stanger & Company, Inc.

We have audited the accompanying statements of financial condition of Robert A. Stanger & Company, Inc. (the "Company") as of December 31, 2014 and 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial conditions of the Company as of December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies

February 13, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Robert A. Stanger & Company, Inc.

Statements of Financial Condition

	December 31, 2014	December 31, 2013
ASSETS		
Cash and cash equivalents	$ 523,132	$ 408,747
Trade accounts receivable, net of allowance of $25,000 and $25,000	255,198	270,542
Prepaid expenses	188,330	104,089
Furniture and equipment, net of accumulated depreciation of $236,518 and $280,864	21,659	35,791
	$ 988,319	$ 819,169
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	28,900	9,500
Accrued salary	70,000	90,000
Deferred revenue	110,000	-
Distributions payable	-	100,750
Total Liabilities	208,900	200,250
Stockholders' Equity		
Capital stock, no par, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	777,919	617,419
Total Stockholders' Equity	779,419	618,919
	$ 988,319	$ 819,169

The accompanying notes are an integral part of these financial statements.

Robert A. Stanger & Company, Inc.

Notes to Statements of Financial Condition
December 31, 2014 and 2013

1. Organization

Business
Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes
As a Subchapter S Company, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholders. State income taxes are provided for on a minimum tax basis.

Allowance for doubtful accounts

The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as bad debt expense. At December 31, 2014 and 2013, the allowance for doubtful accounts was $25,000.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods.

2. Significant Accounting Policies (continued)

Deferred Revenue Policy
Deferred revenues are reported when monies are received by the Company for services not yet provided. Revenue is recognized, and the deferred revenue liability eliminated, when the services have been rendered.

Financial Advisory and Consulting Services
Financial advisory and consulting fees are recognized as the services are provided over the term of the agreements and collectability is reasonably assured.

Accounting for Uncertainty in Income Taxes
Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state, or local income tax audits for the periods prior to 2011.

Subsequent Events Evaluation by Management
Management has evaluated subsequent events for disclosures and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 13, 2015.

3. Furniture, Equipment, and Leasehold Improvements

Furniture equipment and leasehold improvements consist of the following at December 31:

	2014	2013
Furniture and Equipment	$ 225,298	$ 283,776
Leasehold Improvements	32,879	32,879
Less Accumulated Depreciation and Amortization	(236,518)	(280,864)
	$ 21,659	$ 35,791

4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

Approximately 41% and 23% of the Company's revenues were generated by contracts from one customer in 2014 and 2013, and 18% and 17% of the Company's trade receivables were owed from one customer at December 31, 2014 and December 31, 2013, respectively.

5. **Pension Plan**

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for 2014 and 2013.

6. **Lease Obligations**

The Company has an eleven-year operating lease for office space in New Jersey beginning July 1, 2009 at $119,136 per annum. The lease expires June 30, 2020, and is cancellable at the sixth anniversary of commencement. The lease agreement allows for an annual rent increase of 2%. The Company also has a twenty-four month operating lease for office space in New Jersey beginning July 1, 2013 at $21,000 per annum. The lease expires on June 30, 2015.

The Company also leases various equipment under operating leases that expire at various times through the year 2018.

The following is a schedule detailing future minimum operating lease payments:

	Office	Equipment
2015	82,920	8,360
2016	0	468
2017	0	468
2018	0	468
2019	0	468
Totals	$ 82,920	$ 10,232

7. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2014 and 2013, the Company had net capital of $313,732 and $207,997 which was $299,805 and $194,647 in excess of its required net capital, respectively. The Company's net capital ratio was 0.67 and 0.96 to 1 as of December 31, 2014 and 2013, respectively.

8. **Related Party Transactions**

The Company paid consulting fees to a Director and legal fees to a law firm in which the same Director is a partner in 2014 and 2013. The aggregate amount of such consulting fees and legal fees were $229,816 and $271,248 in 2014 and 2013, respectively. Separate from regular compensation, the Company paid a consulting fee to an Officer of the Company who is also a Director. The aggregate amount of such consulting fees were $50,000 and $50,000 in 2014 and 2013, respectively.

9. Litigation

During 2013, the Company incurred legal fees and costs in settling a frivolous arbitration which, along with the reversal of a $125,000 legal fee accrual set up in 2012, is included as part of "Legal fees-net" expense in the accompanying 2013 Statement of Operations. The Company was not a party to any litigation in 2014.